# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D. C. 20549**

_____

# FORM 8-K

_____

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

**Date of report (Date of earliest event reported):  November 8, 2011**

# ASHLAND INC.
**(Exact name of registrant as specified in its charter)**

Kentucky
(State or other jurisdiction of incorporation)

| 1-32532 | 20-0865835 |
|---|---|
| (Commission File Number) | (I.R.S. Employer Identification No.) |

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky  41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:


[ ]     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 2.02.  Results of Operations and Financial Condition

On November 8, 2011, Ashland Inc. ("Ashland") announced preliminary fourth quarter results, which are discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

The information in this report, being furnished pursuant to Item 2.02 of Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01.  Financial Statements and Exhibits

(d)     Exhibits

99.1    News Release dated November 8, 2011.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ASHLAND INC.

(Registrant)


November 8, 2011                    /s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

## EXHIBIT INDEX

99.1    News Release dated November 8, 2011.

*News Release*  **ASHLAND**

**FOR ADDITIONAL INFORMATION:**
Media Relations:        Investor Relations:
Jim Vitak             David Neuberger
(614) 790-3715         (859) 815-4454
jevitak@ashland.com    daneuberger@ashland.com

**FOR IMMEDIATE RELEASE**
Nov. 8, 2011

## Ashland Inc. reports preliminary Q4 results: EPS from continuing operations of $(3.50); adjusted EPS of $1.01 excluding key items

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemical solutions for consumer and industrial markets, today announced preliminary[1] results for the quarter ended Sept. 30, 2011, the fourth quarter of its 2011 fiscal year. Ashland acquired International Specialty Products Inc. (ISP) on Aug. 23, 2011, and ISP's results for the five weeks of Ashland's ownership are included in the September 2011 quarter.

### Quarterly Highlights

| (in millions except per-share amounts) | Quarter Ended Sept. 30, | | | |
| --- | --- | --- | --- | --- |
|  | | 2011 | | 2010 |
| Operating income (loss) | $ | (370) | $ | (180) |
| Key items* | | 507 | | 285 |
| Adjusted operating income* | $ | 137 | $ | 105 |
| | | | | |
| Adjusted EBITDA* | $ | 221 | $ | 170 |
| | | | | |
| Diluted earnings per share (EPS) | | | | |
| From net income | $ | (3.38) | $ | (1.79) |
| | | | | |
| From continuing operations | $ | (3.50) | $ | (1.53) |
| Key items* | | 4.51 | | 2.37 |
| Adjusted EPS from continuing operations* | $ | 1.01 | $ | 0.84 |
| | | | | |
| Cash flows provided by operating activities from continuing operations | $ | 154 | $ | 208 |
| Free cash flow* | | 35 | | 102 |

\* See Tables 5, 6 and 7 for definitions and U.S. GAAP reconciliations.

**– more –**

## GAAP[(2)] Results

For its 2011 fourth quarter, Ashland reported sales of $1,846 million, an operating loss of $370 million, a loss from continuing operations of $273 million ($3.50 per share) and a net loss of $263 million ($3.38 per share). Earnings per share were negatively affected by a noncash charge of $3.51 related to an actuarial loss on pension. This, combined with other key items, resulted in a total charge for key items of $4.51 for the quarter. Cash flows from operating activities from continuing operations amounted to $154 million.

## Adjusted Results

Ashland's adjusted EPS was $1.01 for the September 2011 quarter, up 20 percent over the prior year. Adjusting for the impact of key items in both the current and prior-year quarters and excluding the results of ISP, Ashland's results for the September 2011 quarter as compared with the September 2010 quarter were as follows:

- sales grew 8 percent to $1,641 million;
- adjusted operating income rose 10 percent to $116 million; and
- adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) increased 6 percent to $181 million.

During the five weeks of Ashland's ownership, ISP generated $205 million of sales; $21 million of adjusted operating income, which included $13 million of stepped-up depreciation and amortization; and adjusted EBITDA of $40 million.

## Key Items

In total, six key items had a net unfavorable EPS impact on continuing operations of $4.51 in the September 2011 quarter:

- a $275 million ($3.51 negative EPS impact) noncash aftertax charge related to an actuarial loss on pension and other postemployment benefits, as a result of unfavorable asset returns and a reduction in the discount rate, such gains and losses now being recognized in the year they occur, consistent with the change in pension accounting method described in Ashland's Form 8-K dated Sept. 9, 2011;
- a $25 million (32 cents negative EPS impact) aftertax charge for severance expense primarily related to corporate cost-reduction programs and restructuring within Ashland Water Technologies;

- an $11 million (14 cents negative EPS impact) aftertax charge for adjustments to environmental reserves and asset impairments associated with legacy sites unrelated to ongoing operations;
- a $10 million (13 cents negative EPS impact) aftertax charge for stepped-up inventory values related to the acquisition of ISP;
- a $21 million (27 cents negative EPS impact) aftertax charge related to acquisitions and divestitures, due to transaction costs incurred with the purchase of ISP and a tax adjustment related to the former Marathon Ashland Petroleum joint venture; and
- a net $11 million (14 cents negative EPS impact) charge, related to various discrete tax adjustments.

In the year-ago quarter, three key items had a net unfavorable EPS impact of $2.37. Refer to Table 5 of the accompanying financial statements for details of key items in both periods.

**Performance Summary**

Commenting on the company's achievements, Ashland Chairman and Chief Executive Officer James J. O'Brien said, "Certainly the highlight of the September quarter and Ashland's fiscal year was the acquisition of ISP for $3.2 billion in cash. With strong positions in key growth markets, including personal care and pharmaceutical, ISP is a perfect strategic fit with our Ashland Aqualon Functional Ingredients commercial unit. Today, the combined business is known as Ashland Specialty Ingredients, and on a full-year pro forma basis, this new commercial unit would have generated roughly half of Ashland's $1.2 billion of fiscal 2011 EBITDA."

Commenting on Ashland's September 2011 quarterly performance, O'Brien continued, "Even excluding the contribution from ISP, Ashland achieved 6-percent EBITDA growth and 8-percent sales growth versus the prior-year quarter, with another strong quarter from the former Functional Ingredients business."

**Business Performance**

In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are presented on an adjusted basis and EBITDA is reconciled to operating income in Table 7 of this news release. As a reminder, five weeks of ISP's results are included in the September 2011 quarterly performance. The majority of ISP's results are included within the Specialty Ingredients commercial unit, with the results of ISP's elastomers business included within Ashland Performance Materials. A small amount of corporate expenses from ISP is included within the Unallocated and Other line item within Ashland's segment reporting.

Ashland Specialty Ingredients recorded sales of $467 million and EBITDA of $114 million for the September 2011 quarter. EBITDA as a percent of sales was 24.4 percent as compared with 18.8 percent in the prior September quarter.

Excluding ISP, Specialty Ingredients' sales increased 30 percent over the year-ago quarter to $310 million, on strong volume growth and pricing. On this same basis, gross profit was 32.5 percent, up 380 basis points over the prior-year quarter. While raw material costs have increased significantly over the prior year, ongoing pricing efforts have been effective at restoring more normalized margin levels. Selling, general and administrative and research-and-development (SG&A) expenses were relatively even at $50 million. In total and excluding ISP, Specialty Ingredients' EBITDA rose $30 million to $75 million in the September 2011 quarter.

During Ashland's five weeks of ownership, ISP contributed $157 million of sales, $27 million of SG&A and $39 million of EBITDA to Specialty Ingredients.

Ashland Water Technologies' sales were $491 million in the September 2011 quarter, up 6 percent over the year-ago quarter and up slightly sequentially. Gross profit as a percent of sales of 31.4 percent was 30 basis points below the year-ago quarter, but up 170 basis points sequentially. Due to ongoing pricing efforts, Water Technologies has covered its raw-material cost increases as compared with the prior-year quarter, but has yet to fully push through sufficient pricing to improve margins. SG&A expenses were essentially even with the prior year and sequentially. In total, Water Technologies' EBITDA of $50 million was up 14 percent over the prior-year quarter and 11 percent sequentially. EBITDA amounted to 10.2 percent of sales in the September 2011 quarter, as compared with 9.5 percent in the prior-year quarter and 9.2 percent sequentially.

Ashland Performance Materials' results for the September 2011 quarter include five weeks of results from the elastomers business acquired with ISP. Sales of $371 million for the September 2011 quarter were 5 percent above the year-ago quarter. Year-over-year results were affected by the December 2010 formation of the global ASK Chemicals joint venture, to which Performance Materials contributed its former Casting Solutions business unit. Excluding the effects of this transaction and the elastomers business, sales were up 13 percent over the prior year. On this same basis, volume per shipping day was essentially flat versus the year-ago quarter. Gross profit as a percent of sales of 13.2 percent was 440 basis points below the September 2010 quarter. Higher manufacturing expense, raw-material cost increases and the negative mix effect attributable to the ASK Chemicals joint venture caused the majority of this decline. SG&A was $36 million for the September 2011 quarter. Excluding the effects of the elastomers business and ASK Chemicals joint venture, SG&A declined 8 percent from the prior year. For the September 2011 quarter, Performance Materials reported EBITDA of $24 million, including $7 million from the elastomers business, and EBITDA as a percent of sales was 6.5 percent.

Ashland Consumer Markets' sales of $517 million increased 12 percent over the year-ago September quarter, despite a 6-percent decline in lubricant volume. Sequentially, sales were off 1 percent, and lubricant volume declined 7 percent. The majority of the volume decline is attributable to the loss of a low-margin tolling account. Excluding this, volume was off approximately 2 percent versus the prior-year quarter, generally in line with overall market trends. These trends are likely attributable to fewer miles driven during the quarter and reduced consumer spending on routine vehicle maintenance. Gross profit as a percent of sales declined to 23.0 percent in the September 2011 quarter, 590 basis points below the year-ago quarter and down 360 basis points sequentially, due to continuing raw-material cost escalation during the quarter. Consumer Markets has successfully implemented three separate price increases since the start of the calendar year, recovering more than $160 million of annualized cost increases. Given a 50-cent-per-gallon increase in base oil that became effective July 1, Consumer Markets announced additional pricing, which should be fully implemented by the end of the calendar year. SG&A increased $10 million over the prior year, with more than two-thirds of the increase attributable to a greater investment in advertising and promotion. In total, Consumer Markets' EBITDA of $39 million was approximately 38 percent below both the September 2010 and June 2011 quarters. The EBITDA margin was 7.5 percent for the September 2011 quarter, 610 basis points below the prior year and down 440 basis points sequentially.

After excluding the effects from key items, Ashland's effective tax rate for the September 2011 quarter was 22 percent, benefiting from higher relative income in lower-tax-rate regions of the world. This brings the effective tax rate to 28 percent for fiscal 2011.

**– more –**

**Outlook**

Commenting on Ashland's outlook, O'Brien said, "I am very enthusiastic about the expanded opportunities offered by acquiring ISP. This defining transaction has positioned Ashland as one of the leading specialty chemical companies in the world. The integration process is going very well. We have acquired a great set of assets and market positions and a strong group of employees who have been instrumental to ISP's success."

O'Brien concluded, "The company we have today has been several years in the making, and I'm pleased with what we've accomplished. Over this period, our corporate focus has been on transforming our business portfolio and positioning Ashland for sustainable growth. We have completely reinvented the company. Now, we are shifting our emphasis to focused growth and earnings expansion, and I believe we have all the necessary elements to achieve long-term success."

**Conference Call Webcast**

At 9 a.m. EST Wednesday, Nov. 9, Ashland will provide a live webcast of its fourth-quarter conference call with securities analysts. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

**Use of Non-GAAP Measures**

This news release includes certain non-GAAP measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

**About Ashland**

In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit www.ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets (Valvoline).

**– 0 –**

C-ASH

**Forward-Looking Statements**
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, Ashland may from time to time make forward-looking statements in its other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the benefits anticipated from the acquisition of International Specialty Products Inc. (ISP) will not be fully realized, the substantial indebtedness Ashland has incurred to finance the acquisition of ISP (including the possibility that such debt and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) and Forms 10-Q filed with the SEC, which are available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

**[1] Preliminary Results**
Financial results are preliminary until Ashland's annual report on Form 10-K for the fiscal year ended Sept. 30, 2011, is filed with the U.S. Securities and Exchange Commission.

[2] Generally accepted accounting principles (U.S.)

Ashland Inc. and Consolidated Subsidiaries                                                                          Table 1
**STATEMENTS OF CONSOLIDATED INCOME**
(In millions except per share data - preliminary and unaudited)

| | Three months ended September 30 | | Year ended September 30 | |
|---|---|---|---|---|
| | **2011** | **2010** | **2011** | **2010** |
| **SALES** | $ 1,846 | $ 1,516 | $ 6,502 | $ 5,741 |
| **COSTS AND EXPENSES** | | | | |
| Cost of sales | 1,528 | 1,198 | 4,890 | 4,124 |
| Selling, general and administrative expense | 670 | 483 | 1,442 | 1,330 |
| Research and development expense | 25 | 23 | 89 | 86 |
| | 2,223 | 1,704 | 6,421 | 5,540 |
| **EQUITY AND OTHER INCOME** | 7 | 8 | 49 | 48 |
| **OPERATING INCOME (LOSS)** | (370) | (180) | 130 | 249 |
| Net interest and other financing expense (a) | (33) | (27) | (121) | (197) |
| Net (loss) gain on acquisitions and divestitures | (26) | 4 | (5) | 21 |
| Other income (expense) | (1) | 1 | (1) | 2 |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS** | | | | |
| **BEFORE INCOME TAXES** | (430) | (202) | 3 | 75 |
| Income tax benefit | 157 | 81 | 53 | 13 |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS** | (273) | (121) | 56 | 88 |
| Income (loss) from discontinued operations (net of income taxes) (b) | 10 | (20) | 358 | 53 |
| **NET INCOME (LOSS)** | $ (263) | $ (141) | $ 414 | $ 141 |
| **DILUTED EARNINGS PER SHARE** | | | | |
| Income (loss) from continuing operations | $ (3.50) | $ (1.53) | $ .70 | $ 1.11 |
| Income (loss) from discontinued operations | .12 | (.26) | 4.47 | .67 |
| Net income (loss) | $ (3.38) | $ (1.79) | $ 5.17 | $ 1.78 |
| **AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS** | 78 | 79 | 80 | 79 |
| **SALES** | | | | |
| Specialty Ingredients | $ 467 | $ 239 | $ 1,256 | $ 915 |
| Water Technologies | 491 | 462 | 1,902 | 1,785 |
| Performance Materials | 371 | 353 | 1,373 | 1,286 |
| Consumer Markets | 517 | 462 | 1,971 | 1,755 |
| | $ 1,846 | $ 1,516 | $ 6,502 | $ 5,741 |
| **OPERATING INCOME (LOSS)** | | | | |
| Specialty Ingredients | $ 56 | $ 21 | $ 171 | $ 125 |
| Water Technologies | 10 | 23 | 93 | 130 |
| Performance Materials | 12 | - | 37 | 32 |
| Consumer Markets | 29 | 54 | 213 | 270 |
| Unallocated and other | (477) | (278) | (384) | (308) |
| | $ (370) | $ (180) | $ 130 | $ 249 |

(a) The years ended September 30, 2011 and 2010 include a $12 million and $66 million charge, respectively, related to the refinancing and significant extinguishment of debt completed during these periods.

(b) Includes expense of $6 million and income of $62 million for the three months and year ended September 30, 2011, respectively, and expense of $25 million and income of $22 million for the three months and year ended September 30, 2010, respectively, related to direct results of the Distribution business. Due to its sale, the direct results of this business have been presented as discontinued operations for each period presented in accordance with U.S. GAAP. In addition, the three months and year ended September 30, 2011 includes a gain of $15 million and $271 million, respectively, related to Ashland's sale of its Distribution business.

Ashland Inc. and Consolidated Subsidiaries                                                                    Table 2
**CONDENSED CONSOLIDATED BALANCE SHEETS**
(In millions - preliminary and unaudited)

| | September 30 | |
| --- | ---: | ---: |
| | **2011** | **2010** |
| **ASSETS** | | |
| Current assets | | |
|    Cash and cash equivalents | $ 737 | $ 417 |
|    Accounts receivable | 1,482 | 1,115 |
|    Inventories | 925 | 447 |
|    Deferred income taxes | 163 | 112 |
|    Other assets | 80 | 49 |
|    Held for sale (a) | - | 693 |
| | 3,387 | 2,833 |
| | | |
| Noncurrent assets | | |
|    Goodwill | 3,291 | 2,148 |
|    Intangibles | 2,134 | 1,111 |
|    Asbestos insurance receivable | 448 | 459 |
|    Deferred income taxes | 11 | 335 |
|    Other assets | 779 | 536 |
|    Held for sale (a) | 2 | 270 |
| | 6,665 | 4,859 |
| | | |
| Property, plant and equipment | | |
|    Cost | 4,306 | 3,109 |
|    Accumulated depreciation and amortization | (1,392) | (1,271) |
| | 2,914 | 1,838 |
| | | |
| Total assets | $ 12,966 | $ 9,530 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities | | |
|    Short-term debt | $ 83 | $ 71 |
|    Current portion of long-term debt | 101 | 45 |
|    Trade and other payables | 911 | 727 |
|    Accrued expenses and other liabilities | 644 | 523 |
|    Held for sale (a) | - | 321 |
| | 1,739 | 1,687 |
| | | |
| Noncurrent liabilities | | |
|    Long-term debt (noncurrent portion) | 3,648 | 1,108 |
|    Employee benefit obligations | 1,566 | 1,367 |
|    Asbestos litigation reserve (noncurrent portion) | 783 | 841 |
|    Deferred income taxes | 404 | 145 |
|    Other liabilities | 691 | 575 |
| | 7,092 | 4,036 |
| | | |
| Stockholders' equity | 4,135 | 3,807 |
| | | |
| Total liabilities and stockholders' equity | $ 12,966 | $ 9,530 |

(a) September 30, 2010 primarily relates to assets and liabilities of the Distribution business that qualified for held for sale classification in accordance with U.S. GAAP.

Ashland Inc. and Consolidated Subsidiaries                                                                      Table 3
**STATEMENTS OF CONSOLIDATED CASH FLOWS**
(In millions - preliminary and unaudited)

| | Year ended September 30 | |
|---|---|---|
| | **2011** | **2010** |
| **CASH FLOWS (USED) PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS** | | |
| Net income | $ 414 | $ 141 |
| Income from discontinued operations (net of income taxes) | (358) | (53) |
| Adjustments to reconcile income from continuing operations to cash flows from operating activities | | |
| Depreciation and amortization | 299 | 280 |
| Debt issuance cost amortization | 26 | 81 |
| Deferred income taxes | (57) | (67) |
| Equity income from affiliates | (17) | (19) |
| Distributions from equity affiliates | 5 | 17 |
| Gain from sale of property and equipment | (2) | (4) |
| Stock based compensation expense | 16 | 14 |
| Stock contributions to qualified savings plans | 13 | 22 |
| Net (gain) loss on acquisitions and divestitures | 5 | (21) |
| Loss on early retirement of debt | - | 5 |
| Loss (gain) on auction rate securities | 1 | (2) |
| Actuarial loss on pension and postretirement plans | 318 | 268 |
| Inventory fair value adjustment related to ISP acquisition | 16 | - |
| Change in operating assets and liabilities (a) | (436) | (111) |
| | 243 | 551 |
| **CASH FLOWS (USED) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS** | | |
| Additions to property, plant and equipment | (201) | (192) |
| Proceeds from disposal of property, plant and equipment | 14 | 21 |
| Purchase of operations - net of cash acquired | (2,002) | (23) |
| Proceeds from sale of operations or equity investments | 76 | 64 |
| Proceeds from sales and maturities of available-for-sale securities | 11 | 150 |
| | (2,102) | 20 |
| **CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS** | | |
| Proceeds from issuance of long-term debt | 2,910 | 334 |
| Repayment of long-term debt | (1,513) | (780) |
| (Repayment of)/proceeds from short-term debt | 12 | 48 |
| Repurchase of common stock | (71) | - |
| Debt issuance costs | (82) | (13) |
| Cash dividends paid | (51) | (35) |
| Proceeds from exercise of stock options | 3 | 6 |
| Excess tax benefits related to share-based payments | 4 | 5 |
| | 1,212 | (435) |
| **CASH (USED) PROVIDED BY CONTINUING OPERATIONS** | (647) | 136 |
| Cash (used) provided by discontinued operations | | |
| Operating cash flows | 2 | (45) |
| Investing cash flows | 955 | (16) |
| Effect of currency exchange rate changes on cash and cash equivalents | 10 | (10) |
| **INCREASE IN CASH AND CASH EQUIVALENTS** | 320 | 65 |
| Cash and cash equivalents - beginning of year | 417 | 352 |
| **CASH AND CASH EQUIVALENTS - END OF PERIOD** | $ 737 | $ 417 |
| **DEPRECIATION AND AMORTIZATION** | | |
| Specialty Ingredients | $ 113 | $ 99 |
| Water Technologies | 85 | 88 |
| Performance Materials | 59 | 53 |
| Consumer Markets | 38 | 36 |
| Unallocated and other | 4 | 4 |
| | $ 299 | $ 280 |
| **ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT** | | |
| Specialty Ingredients | $ 74 | $ 75 |
| Water Technologies | 49 | 32 |
| Performance Materials | 32 | 29 |
| Consumer Markets | 34 | 39 |
| Unallocated and other | 12 | 17 |
| | $ 201 | $ 192 |

(a)  Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries                                                              Table 4
**INFORMATION BY INDUSTRY SEGMENT**
(In millions - preliminary and unaudited)

| | Three months ended September 30 | | Year ended September 30 | |
|---|---|---|---|---|
| | **2011** | **2010** | **2011** | **2010** |
| **SPECIALTY INGREDIENTS** (a) (b) | | | | |
| Sales per shipping day | $    4.8 | $    3.7 | $    4.3 | $    3.6 |
| Metric tons sold (thousands) | 46.9 | 42.8 | 174.6 | 163.6 |
| Gross profit as a percent of sales | 32.5% | 28.7% | 32.9% | 33.7% |
| **WATER TECHNOLOGIES** (a) | | | | |
| Sales per shipping day | $    7.7 | $    7.2 | $    7.5 | $    7.1 |
| Gross profit as a percent of sales | 30.5% | 31.7% | 30.8% | 34.1% |
| **PERFORMANCE MATERIALS** (a) (b) | | | | |
| Sales per shipping day | $    5.1 | $    5.5 | $    5.2 | $    5.1 |
| Pounds sold per shipping day | 4.0 | 4.8 | 4.3 | 4.5 |
| Gross profit as a percent of sales | 12.4% | 12.8% | 13.1% | 16.0% |
| **CONSUMER MARKETS** (a) | | | | |
| Lubricant sales (gallons) | 41.5 | 44.2 | 171.3 | 174.3 |
| Premium lubricants (percent of U.S. branded volumes) | 30.1% | 30.2% | 31.3% | 29.6% |
| Gross profit as a percent of sales | 23.0% | 28.9% | 27.3% | 32.0% |

(a)  Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.
(b)  All information presented excludes activity related to ISP, which was acquired on August 23, 2011.

Ashland Inc. and Consolidated Subsidiaries                                                                                                          Table 5
**RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS**
(In millions - preliminary and unaudited)

| | **Three Months Ended September 30, 2011** | | | | | |
|---|---|---|---|---|---|---|
| | Specialty Ingredients | Water Technologies | Performance Materials | Consumer Markets | Unallocated & Other | Total |
| **OPERATING INCOME (LOSS)** | | | | | | |
| Actuarial loss on pension and postretirement benefit plans | $ - | $ - | $ - | $ - | $ (438) | $ (438) |
| Severance | - | (9) | (1) | - | (26) | (36) |
| Inventory fair value adjustment | (16) | - | - | - | - | (16) |
| Environmental reserve adjustment | - | (7) | - | - | (6) | (13) |
| Accelerated depreciation/impairment | - | (4) | - | - | - | (4) |
| All other operating income | 72 | 30 | 13 | 29 | (7) | 137 |
| Operating income | 56 | 10 | 12 | 29 | (477) | (370) |
| **NET INTEREST AND OTHER FINANCING EXPENSE** | | | | | (33) | (33) |
| **NET LOSS ON ACQUISITIONS AND DIVESTITURES** | | | | | (26) | (26) |
| **OTHER EXPENSE** | | | | | (1) | (1) |
| **INCOME TAX (EXPENSE) BENEFIT** | | | | | | |
| Key items | | | | | 169 | 169 |
| Tax adjustments and discrete items | | | | | 11 | 11 |
| All other income tax expense | | | | | (23) | (23) |
| | | | | | 157 | 157 |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS** | $ 56 | $ 10 | $ 12 | $ 29 | $ (380) | $ (273) |

| | **Three Months Ended September 30, 2010** | | | | | |
|---|---|---|---|---|---|---|
| | Specialty Ingredients | Water Technologies | Performance Materials | Consumer Markets | Unallocated & Other | Total |
| **OPERATING INCOME (LOSS)** | | | | | | |
| Actuarial loss on pension and postretirement benefit plans | $ - | $ - | $ - | $ - | $ (268) | $ (268) |
| Severance | | | (11) | | | (11) |
| Accelerated depreciation/impairment | - | - | (6) | - | - | (6) |
| All other operating income | 21 | 23 | 17 | 54 | (10) | 105 |
| Operating income | 21 | 23 | - | 54 | (278) | (180) |
| **NET INTEREST AND OTHER FINANCING EXPENSE** | | | | | (27) | (27) |
| **NET GAIN ON ACQUISITIONS AND DIVESTITURES** | | | | | 4 | 4 |
| **OTHER INCOME** | | | | | 1 | 1 |
| **INCOME TAX BENEFIT** | | | | | | |
| Key Items | | | | | 89 | 89 |
| Previous acquisition and divestiture adjustments | | | | | 8 | 8 |
| All other income tax expense | | | | | (16) | (16) |
| | | | | | 81 | 81 |
| **INCOME (LOSS) FROM CONTINUING OPERATIONS** | $ 21 | $ 23 | $ - | $ 54 | $ (219) | $ (121) |

Ashland Inc. and Consolidated Subsidiaries Table 6
**RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW**
(In millions - preliminary and unaudited)

| Free cash flow | Three months ended September 30 | | Year ended September 30 | |
| --- | --- | --- | --- | --- |
| | **2011** | **2010** | **2011** | **2010** |
| Total cash flows provided by operating activities from continuing operations | $ 154 | $ 208 | $ 243 | $ 551 |
| Less: | | | | |
| Additions to property, plant and equipment | 105 | 94 | 201 | 192 |
| Cash dividends paid | 14 | 12 | 51 | 35 |
| Free cash flows | $ 35 | $ 102 | $ (9) | $ 324 |

Ashland Inc. and Consolidated Subsidiaries                                                                Table 7
**RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA**
(In millions - preliminary and unaudited)

| | Three months ended September 30 | |
|---|---|---|
| Adjusted EBITDA - Ashland Inc. | **2011** | **2010** |
| Operating loss | $ (370) | $ (180) |
| Add: | | |
|    Depreciation and amortization (a) | 84 | 65 |
|    Key items (see Table 5) | 507 | 285 |
| Adjusted EBITDA | $ 221 | $ 170 |
| | | |
| Adjusted EBITDA - Specialty Ingredients | | |
| Operating income | $ 56 | $ 21 |
| Add: | | |
|    Depreciation and amortization | 42 | 24 |
|    Key items (see Table 5) | 16 | - |
| Adjusted EBITDA | $ 114 | $ 45 |
| | | |
| Adjusted EBITDA - Water Technologies | | |
| Operating income | $ 10 | $ 23 |
| Add: | | |
|    Depreciation and amortization (a) | 20 | 21 |
|    Key items (see Table 5) | 20 | - |
| Adjusted EBITDA | $ 50 | $ 44 |
| | | |
| Adjusted EBITDA - Performance Materials | | |
| Operating income | $ 12 | $ - |
| Add: | | |
|    Depreciation and amortization (a) | 11 | 11 |
|    Key items (see Table 5) | 1 | 17 |
| Adjusted EBITDA | $ 24 | $ 28 |
| | | |
| Adjusted EBITDA - Consumer Markets | | |
| Operating income | $ 29 | $ 54 |
| Add: | | |
|    Depreciation and amortization | 10 | 9 |
|    Key items (see Table 5) | - | - |
| Adjusted EBITDA | $ 39 | $ 63 |

(a) Depreciation and amortization for the three months ended September 30, 2011 and 2010 excludes $4 million (Water Technologies) and $6 million (Performance Materials) of accelerated depreciation, respectively, which is displayed as a key item within this table.